FILING PURSUANT TO RULE 425 OF THE SECURITIES ACT OF 1933, AS AMENDED, AND DEEMED TO BE FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

FILER: TRW INC.

SUBJECT COMPANY: TRW INC. (NO. 1-2384)

FILING: NORTHROP GRUMMAN CORPORATION'S REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-83672)

[Phil Odeen TRW Intranet Webcast
July 1, 2002]

Board accepts Northrop Grumman's offer

By now, I am sure you know that the Board of Directors accepted Northrop Grumman's offer to acquire TRW for $60 per share in Northrop stock. I want to tell you why I am convinced the Board's decision will be good for our employees as well as our shareholders.

Members of your Board approached this process with great care and worked many hours to ensure that they explored all reasonable alternatives and made the right decision, which I should add was unanimous. As I said all along, shareholder value was the most important issue for the Board and this transaction is a real win for TRW shareholders. It's at a price that is well above where TRW's stock has traded for a long time. Northrop is a fine company with an excellent track record and outstanding prospects for even greater growth. TRW shareholders will not only receive a premium on their investment, but also participate in the significant upside potential that is created by combining our two companies.

A good fit

Northrop focuses on the same defense, intelligence, homeland security, and information technology markets as TRW. We have similar cultures and share a commitment both to quality and the highest levels of customer responsiveness. Like TRW, Northrop is a great place to work. Northrop has spoken often of their respect for our people in our Space & Electronics and Systems businesses, and I am confident those employees will fit in well and thrive as part of the newly combined company. I know how excited the entire Northrop management team is about this transaction, and Ron Sugar, in particular, is delighted at the prospect of working with all of you again.

The Northrop and TRW combination is consistent with our previously announced Value Enhancement Plan to create two "pure play" automotive and space,

electronics and systems companies, but it offers even more opportunities. As part of Northrop, the future for our space & electronics and systems businesses is even brighter than it would be if they were a standalone company. And our automotive business will be separated from the space, electronics and systems businesses to concentrate entirely on its own customers and markets.

Going forward
What are the next steps? First, we will continue with the key actions under the Value Enhancement Plan. As Northrop has stated many times, they plan to separate the Automotive business expeditiously.

The sale of Aeronautical Systems to Goodrich is not affected by Northrop's acquisition of TRW and is moving head on schedule. As I said in a previous Webcast, Goodrich is a fine company that has transformed itself from a tire and industrial products company into a major player in the global aviation market. Goodrich will make ASG an even stronger competitor and it will be a great long-term home for ASG employees. Their future is bright.

The combined Northrop and TRW will be headquartered in Los Angeles. Northrop will appoint an Integration Team to work on the many transition issues that will occur as a result of this transaction, including the eventual disposition of the Cleveland headquarters. Although it's unlikely that most Business Support Center employees will have long-term roles in the new company, Northrop and TRW each have a tradition of treating employees well in situations such as this, and I am confident that the affected employees will be treated very fairly.

Continued support
Let me close by saying how pleased and, indeed, honored, I am to be leading this great company during this difficult and challenging time. My focus has been on doing what is right for our employees and our shareholders. I know I have your full support and help in doing my job.

The transaction with Northrop is expected to close in the fourth quarter. Until then, we continue to operate as TRW. I know I can count on you during this time to keep meeting your commitments to our customers and executing on all of our business plans. TRW has great people and great businesses, and we can look forward to a successful future as part of the Northrop family.

Again, thank you for your continuing support and friendship.

The directors and certain executive officers of TRW may be deemed to be participants in the solicitation of proxies from shareholders of TRW in connection with TRW's special meeting of shareholders to consider the Agreement and Plan of Merger, dated as of June 30, 2002, with Northrop Grumman. Information concerning such participants is contained in TRW's definitive proxy statement relating to TRW's 2002 Annual Meeting filed with the Securities and Exchange Commission on March 4, 2002 on Schedule 14A, and certain additional information concerning such participants will be contained in the joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. that will be filed with the Securities and Exchange Commission.

This communication relates to the Agreement and Plan of Merger with Northrop Grumman. Shareholders of TRW are advised to read the JOINT PROXY STATEMENT FOR THE SPECIAL MEETING IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Shareholders of TRW and other interested parties may obtain, upon filing, free of charge, copies of TRW's proxy statement and other documents filed by TRW with the SEC at the SEC's internet website at www.sec.gov. Each of these documents may also be obtained free of charge by calling investor relations at TRW at (216) 291-7506.